UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2012 and 2011	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2012 and 2011	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2012	19

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Retirement and Administrative Committee, Plan Administrator and Participants

Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey

June 27, 2013

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

Investments, at fair value:
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$40,424,679	$36,776,689
Mutual funds	47,590,291	44,487,592
Collective trust	14,678,451	16,912,579

Totals	102,693,421	98,176,860

Receivables:
Notes receivable from participants	1,556,767	1,543,297
Employer contributions	4,326,283	3,126,725
Employee contributions	41,139	—

Totals	5,924,189	4,670,022

Net assets available for benefits, at fair value	108,617,610	102,846,882

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(738,949)	(783,160)

Net assets available for benefits	$107,878,661	$102,063,722

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions to net assets attributable to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$4,842,861	$(780,229)
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment income	6,258,458	9,218,051
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans dividend income	761,001	555,032
Dividend and interest income	1,501,252	1,386,195

Totals	13,363,572	10,379,049

Contributions:
Participant	2,605,044	2,250,015
Employer	5,187,094	3,996,124

Totals	7,792,138	6,246,139

Interest income on notes receivable from participants	68,961	76,545

Other additions	180,598	24,744

Totals	249,559	101,289

Total additions	21,405,269	16,726,477

Deductions from net assets attributable to:
Distributions to participants	15,453,512	12,891,672
Other deductions	44,426	19,853

Total deductions	15,497,938	12,911,525

Net increase in plan assets before transfers	5,907,331	3,814,952

Transfers to other plans	(92,392)	(595,369)

Net increase in plan assets after transfers	5,814,939	3,219,583

Net assets available for benefits:
Beginning of year	102,063,722	98,844,139

End of year	$107,878,661	$102,063,722

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the “Company”) Savings and Profit Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In 1994, the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Effective January 1, 2006, the Plan was renamed the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All hourly employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees (effective January 1, 2006, it is known as the Retirement Plan for Hourly Employees). All other hourly employees in Green River, Wyoming are eligible to make pre- and post-tax contributions, receive Company match, and receive the profit sharing contribution.

Effective July 16, 1998, the definition of regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Lakewood, New Jersey facility. However, these employees were not permitted to share in the profit sharing contribution until the Plan year beginning January 1, 2001.

Effective July 1, 2001, a regular employee included any nonunion hourly-paid employee of the Company who was employed at the Company’s North Brunswick, New Jersey, Harrisonville, Missouri or Chicago, Illinois facilities.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

General (continued):

In a Stock Purchase Agreement dated August 17, 2012 with Avid Health, Inc. (“AHI”), the Company acquired AHI effective October 1, 2012. Effective October 1, 2012, the Plan was amended to allow regular hourly employees of the Vancouver/Ridgefield facilities to participate in the savings portion of the Plan. Each former AHI employee who had met the eligibility requirements of the Northwest Natural Products, Inc. 401(k) Plan (“NNP Plan”) and had an account under the NNP Plan as of October 1, 2012 was eligible to participate in the Plan immediately. Other Vancouver/Ridgefield employees were eligible to participate in the Plan effective with the first payroll period following January 1 or July 1 coincident with or next following the individual’s completion of one year of service and attainment of age 21, but in any event no earlier than January 1, 2013. Any Vancouver/Ridgefield employee who satisfied the eligibility requirements and did not start making contributions immediately may elect to begin making contributions effective with any subsequent payroll period.

As of December 31, 2009, the North Brunswick and Chicago facilities have been closed. Employees at the Company’s North Brunswick, New Jersey facility were not permitted to share in any allocations of profit sharing contributions until the Plan year beginning January 1, 2002.

Effective September 28, 2001, a regular employee included any non-union hourly-paid employees in the Colonial Heights, Virginia facility and any non-union hourly-paid employees of Armkel, LLC.

Effective January 1, 2002, BioVance Technologies, Inc. was added to the Plan as a participating employer and the definition of a regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Oskaloosa, Iowa facility. These employees were eligible for pre-tax and post-tax contributions, and receive Company match and profit sharing on the effective date above.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide Participants and Beneficiaries an ownership interest in the Company.

Effective January 1, 2006, Church & Dwight Virginia Co., Inc. was added to the Plan as a participating employer and the recently organized hourly union employees were added to the definition of regular employee. These union employees are eligible for pre-tax, post-tax, Company match and a maximum

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

General (continued):

of a 4% profit sharing contribution regardless of the contribution that is allocated to the rest of the eligible employee population. Employees who are covered under the collective bargaining agreement are no longer eligible for the profit sharing contribution if they are approved for long-term disability.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

Effective August 22, 2008, Church & Dwight Virginia Co., Inc. ceased to be a separate entity and the employees in Colonial Heights, Virginia again became employees of Church & Dwight Co., Inc. with no changes to the benefits outlined above.

Employees at the London, Ohio facility who are members of The United Industrial Service, Transportation, Professional and Government Workers of North America are not and never have been permitted to share in any allocations of profit sharing contributions and/or matching contributions. The London Plant was sold on March 12, 2010.

Effective April 15, 2010, the Plan was amended to allow Green River employees in the retirement plan for hourly employees to participate in the profit sharing portion of the Plan following the retirement plan for hourly employee termination.

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Participants may elect to make pre-tax, Roth 401(k) (effective July 1, 2009) and/or post-tax contributions of 1% to 6% of compensation (that are matched by the Company at the rate of $0.50 for each $1.00) provided, however, that all contributions are in fixed multiples of 1%. Participants may also elect to make additional pre-tax, Roth 401(k) or post-tax contributions that are not matched (HCE, highly compensated employees, are subject to separate limits). Effective July 1, 2003, the Plan maximum was changed so that total participant contributions cannot exceed 70% of compensation (HCE, highly compensated employees, are subject to separate limits). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

Until July 1, 2009, the Company’s matching contributions of participants with less than 3 years of service were invested in the Company stock fund. For all other participants and for participants with less than 3 years of service effective

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Contributions (continued):

July 1, 2009, Company match contributions are directed to the fund allocation selected by the participant. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 20% (as of July 1, 2009) of such contributions are contributed to the Company stock fund.

For the Plan years beginning before January 1, 2014, the Company will contribute, on behalf of each participant who is a Vancouver/Ridgefield employee, a matching contribution in an amount equal to 50% of the participant’s full pre-tax and Roth contributions (including catch-up contributions) and post-tax contributions.

Each year the Company shall make a profit sharing contribution to the fund in such amount as the Board in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 4% for 2003 and beyond as long as this Plan design is in place. Effective July 1, 2009, the first 1% of the profit sharing contribution percentage will be invested in Company stock. For collectively bargained employees in Colonial Heights Virginia, the profit sharing contribution is 4%.

Participants who are Vancouver/Ridgefield employees are not eligible for profit sharing contributions made for Plan years beginning before January 1, 2014.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. If no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan does not accept rollover contributions from Roth IRA accounts.

The matching contribution and profit sharing provisions detailed above do not apply to employees of the Company who transfer from a different location of the Company to the Vancouver/Ridgefield facilities.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Vesting:

Participants are fully vested at all times in the value of their pre-tax, Roth 401(k) or post-tax contributions and rollover contributions and earnings thereon. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age, or death. Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution and vesting provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution and additional vesting credit ends after two years and the account balance is based upon the vesting schedule above.

Participants with 20 or more years of service at the onset of their disability are subject to different limits. Profit sharing does not continue for bargaining unit employees who are approved for long-term disability at the Company’s Colonial Heights, Virginia facility.

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):

Distributions:

Distributions may be taken as a lump-sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company stock are also permitted.

Forfeitures:

Forfeitures of non-vested Company matching and profit-sharing contributions are used to reduce future Company contributions. During the years ended December 31, 2012 and 2011, Company matching and profit-sharing contributions were reduced by $289,673 and $315,864, respectively, for such forfeitures. The amount in the forfeitures account was $449,915 and $391,636 as of December 31, 2012 and 2011, respectively.

Participation in the Master Trust:

The Plan’s investment assets are held in a trust account at the trustee and consist of an undivided interest in the Master Trust established by the Company and administered by the trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church and Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by investment advisers and custodian.

Investments in mutual funds are carried at market as determined by Vanguard Fiduciary Trust Company (the “Trustee”), based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

Reclassifications:

Certain amounts in the 2011 financial statements have been reclassified to conform to the current year presentation.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011

Vanguard Retirement Savings Trust IV	$13,939,502	$16,129,419
T. Rowe Price Blue Chip Growth Fund	6,887,980	7,084,859
PIMCO Total Return Bond Fund	5,612,576	5,268,288

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2012	2011

Columbia Mid Cap Value Fund	$106,746	$(44,508)
Munder Mid Cap Core Growth Fund	345,642	8,088
Neuberger Berman Genesis Fund	107,825	55,361
PIMCO Total Return Bond Fund	152,223	5,971
T. Rowe Price Blue Chip Growth Fund	1,225,734	143,266
Thornburg International Value Fund	364,703	(414,800)
Van Kampen Growth & Income Fund	238,315	(53,055)
Vanguard S&P 500 Index Fund	156,547	(2,889)
Vanguard Small Cap Index Fund	109,815	22,484
Vanguard Target Retirement 2005 Fund	5,635	3,893
Vanguard Target Retirement 2010 Fund	43,572	13,345
Vanguard Target Retirement 2015 Fund	218,283	(29,075)
Vanguard Target Retirement 2020 Fund	245,032	(52,914)
Vanguard Target Retirement 2025 Fund	287,456	(69,068)
Vanguard Target Retirement 2030 Fund	297,207	(94,693)
Vanguard Target Retirement 2035 Fund	263,628	(100,301)
Vanguard Target Retirement 2040 Fund	187,205	(76,504)
Vanguard Target Retirement 2045 Fund	148,839	(68,561)
Vanguard Target Retirement 2050 Fund	123,059	(53,741)
Vanguard Target Retirement 2055 Fund	4,288	(1,754)
Vanguard Target Retirement 2060 Fund	607
Vanguard Target Retirement Income Fund	10,962	1,252
Vanguard Wellington Fund	212,687	27,974
Vanguard Total Bond Market Index Fund	(386)
Vanguard Total International Stock Fund	1,426
Vanguard 500 Index Fund	8,925
Vanguard Extended Market Index Fund	(23,114)

Totals	$4,842,861	$(780,229)

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Related party transactions:

The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

Note 5 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 6 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A determination letter application was filed with the IRS on January 31, 2011 for continued qualification of the Plan. To date, no response from the IRS has been received.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 6 - Tax status (concluded):

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 7 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB standard are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 8 - Fair value measurements (continued):

Financial assets carried at fair value at December 31, 2012 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$40,424,679			$40,424,679
Mutual funds:
Mid cap equity securities	2,961,412			2,961,412
Small cap equity securities	2,055,477			2,055,477
Large and mid cap value stocks and bonds	2,761,349			2,761,349
International equities	2,855,159			2,855,159
Growth and income funds	8,923,372			8,923,372
Index funds	1,814,147			1,814,147
Bond funds	5,660,859			5,660,859
Target date funds	20,102,924			20,102,924
Money market funds	455,592			455,592
Common collective trust		$14,678,451		14,678,451

Totals	$88,014,970	$14,678,451	—	$102,693,421

Financial assets carried at fair value at December 31, 2011 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$36,776,689			$36,776,689
Mutual funds:
Mid cap equity securities	3,063,452			3,063,452
Small cap equity securities	2,524,837			2,524,837
Large and mid cap value stocks and bonds	2,803,607			2,803,607
International equities	2,658,914			2,658,914
Growth and income funds	8,967,133			8,967,133
Index funds	2,189,614			2,189,614
Bond funds	5,268,288			5,268,288
Target date funds	16,615,430			16,615,430
Money market funds	396,317			396,317
Common collective trust			$16,912,579	16,912,579

Totals	$81,264,281	$—	$16,912,579	$98,176,860

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 8 - Fair value measurements (concluded):

Equity securities, mutual funds and Company common stock are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level Three Gains and Losses:

Level 3 Assets

Year Ended December 31, 2012

Common Collective Trust

Balance, beginning of year	$16,912,579
Dividends and interest	366,623
Unrealized loss	(410,835)
Purchases	4,995,054
Sales	(7,184,970)
Transfer out of Level 3	(14,678,451)

Balance, end of year	$0

Common collective trust

The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments in a common collective trust with a fair value of $14,678,451 were transferred from Level 3 to Level 2 during the year ended December 31, 2012 as a result of changes in the underlying assets owned by the fund. There were no transfers out of Level 3 into Level 2 during the year ended December 31, 2011. Transfers are recognized at the end of the reporting period.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 - Reconciliation of financial statements to Form 5500:

The following is a reconciliation of amounts reported in the 2012 and 2011 financial statements to amounts reported in the 2012 and 2011 Form 5500:

	2012	2011

Net assets available for benefits, per the financial statements	$107,878,661	$102,063,722
Adjustment from contract value to fair value for full benefit-responsive investment contracts	738,949	783,160

Net assets available for benefits, per Form 5500	$108,617,610	$102,846,882

Total additions per the financial statements	$21,405,269	$16,726,477
Adjustment from contract value to fair value for full benefit-responsive investment contracts	(44,211)	149,375

Total additions per Form 5500	$21,361,058	$16,875,852

Note 10 - Investment contract:

The Plan entered into a benefit-responsive investment contract with Vanguard Retirement Services Master Trust (the “Trust”). The Trust maintains contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 10 - Investment contract (concluded):

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include but are not limited to the following: (1) partial or complete legal termination of the Trust or a unit holder, (2) tax disqualification of the Trust or unit holder, and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain data related to the benefit-responsive contracts in effect in 2012 and 2011 is presented below:

	2012	2011
Average yields:
Trust:
Based on actual earnings	2.69%	3.26%
Based on interest rate credited to participants	1.82%	2.69%

Note 11 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church and Dwight Savings and Profit Sharing Plan for Salaried Employees. At both December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust were 26%, and were in excess of 5% of the Plan’s net assets.

The following are the changes in net assets for the Master Trust for the years ended December 31, 2012 and 2011.

	2012	2011
Net appreciation in fair value of investments	$24,043,315	$35,807,866
Interest and dividends	2,942,175	2,173,595

Net investment income	26,985,490	37,981,461
Net transfers	(15,577,798)	(8,032,091)

Increase in net assets	11,407,692	29,949,370
Net assets:
Beginning of year	143,130,962	113,181,592

End of year	$154,538,654	$143,130,962

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc common stock are carried at fair value (Level 1) as described in Note 8.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

EIN #13-4996950

Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2012

	Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value

	JP Morgan Mid Cap Value	Mutual Fund	$627,129	$627,129
	Munder Mid Cap Core Growth Fund	Mutual Fund	1,701,460	2,334,283
	Neuberger Berman Genesis Fund	Mutual Fund	1,730,622	2,055,477
	PIMCO Total Return Bond Fund	Mutual Fund	5,419,737	5,612,576
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	4,873,356	6,887,980
	Thornburg International Value Fund	Mutual Fund	2,461,767	2,843,377
*	Van Kampen Growth & Income Fund	Mutual Fund	1,712,733	2,035,392
*	Vanguard S&P 500 Index Fund	Mutual Fund	1,275,558	1,292,009
*	Vanguard Extended Mkt Idx Sig	Mutual Fund	511,451	522,137
*	Vanguard Prime Money Mkt	Mutual Fund	455,592	455,592
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	434,419	503,595
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	2,486,652	2,819,418
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	2,485,670	2,888,727
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	2,871,563	3,310,682
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	2,672,455	3,116,066
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	2,302,185	2,657,712
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	1,538,230	1,775,862
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	1,246,903	1,430,775
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	1,012,890	1,143,746
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	87,576	90,475
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	6,618	7,222
*	Vanguard Target Retirement Inc	Mutual Fund	343,636	358,644
*	Vanguard Total Bond Market Index Fund	Mutual Fund	48,669	48,283
*	Vanguard Total International Stock Fund	Mutual Fund	10,774	11,783
*	Vanguard Wellington Fund	Mutual Fund	2,339,880	2,761,349
*	Vanguard Retirement Savings Trust IV	Collective Trust	13,939,502	14,678,451

			54,597,027	62,268,742
	Notes receivable from participants (various maturity dates with interest rates ranging from 4.25% to 9.25%)	Loan	—	1,556,767

	Totals		$54,597,027	$63,825,509

*	Party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

Date: June 27, 2013	By:	/s/ Charles Witherspoon Jr.
	Name:	Charles Witherspoon Jr.
	Title:	Vice President and Treasurer,
Church & Dwight Co., Inc.